SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 6)*

                            SIRNA THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    829669100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Raymond Charest
                         222 Berkeley Street, Suite 1650
                           Boston, Massachusetts 02116
                                 (617-357-7474)
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 30, 2006
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 pages

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   2  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     OXFORD BIOSCIENCE PARTNERS IV L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)(1)                                               (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                         N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     N/A                                                                     |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   PN

--------------------------------------------------------------------------------

--------------
(1) See Item 5.

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   3  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     MRNA FUND II L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS) (1)                                              (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                        N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instruction)  N/A                                                  |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   PN

--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   4  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     OBP MANAGEMENT IV L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS) (1)                                              (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                         N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  N/A                                                 |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   PN

--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   5  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Jeffrey T. Barnes
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS) (1)                                              (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                        N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  N/A                                                 |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

--------------------------------------------------------------------------------

                               Page 5 of 20 pages

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   6  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Mark P. Carthy
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)(1)                                               (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                         N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  N/A                                                 |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   7  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Jonathan J. Fleming
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)(1)                                               (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                         N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) N/A                                                  |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

--------------------------------------------------------------------------------

                               Page 7 of 20 pages

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   8  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Michael E. Lytton
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)(1)                                               (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                             N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) N/A                                                  |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No.        829669100       SCHUDULE 13D        Page   9  of   20  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Alan G. Walton
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)(1)                                               (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|
                              N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       7,215,682(1)
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     7,215,682(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,215,682(1)
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) N/A                                                  |_|
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN
--------------------------------------------------------------------------------

---------------                                               -------------
CUSIP 829669100                Schedule 13D                   Page 10 of 20
---------------                                               -------------

Item 1. Security and Issuer.

         This statement relates to the Common Stock, $0.01 par value (the "Common Stock") and Common Stock, issuable upon the exercise of warrants, of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the "Issuer") having its principal executive office at 185 Berry Street, Suite 6504, San Francisco, CA 94107.

Item 2.           Identity and Background.

         Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

         (a) Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("MRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV"), which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners"), who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

         (b) The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

         (c) The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II. The principal business of each of the General Partners is to manage the affairs of OBP IV.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 6 below.

Item 4.  Purpose of Transaction.

         Except as set forth in Item 6 below, none of the Reporting Persons has any present plans which relate to or would result in:

---------------                                               -------------
CUSIP 829669100                Schedule 13D                   Page 11 of 20
---------------                                               -------------


      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) At the time of filing, Oxford IV will hold 5,807,127 shares of Common Stock and warrants to purchase 1,336,875 shares of Common Stock, which warrants are exercisable within 60 days of the date hereof. At the time of filing, mRNA II will hold 58,267 shares of Common Stock and warrants to purchase 13,413 shares of Common Stock, which warrants are exercisable within 60 days of the date hereof. As the sole general partner of Oxford IV and mRNA II, OBP IV may be deemed to own beneficially the shares held of record by Oxford IV and mRNA II. As the individual general partners of OBP IV, each of the General Partners may also be deemed to own beneficially the shares held of record by Oxford IV and mRNA II.

          Each of the Reporting Persons may be deemed to own beneficially 9.7% of the Issuer's Common Stock, which percentage is calculated based upon 74,234,821 shares of the Issuer's Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which aggregate is the sum of: (a) 72,884,533 shares reported to be outstanding in the Issuer's Form 10-Q filed with respect to the period ending June 30, 2006 and (b) 1,350,288 shares of Common Stock issuable to the Funds upon the exercise of the warrants described above. Each of the Reporting Persons, except Oxford IV, disclaims beneficial ownership of the shares held of record by Oxford IV except to the extent of their pecuniary interest therein, if any. Each of the Reporting Persons, except mRNA II, disclaims beneficial ownership of the shares held of record by mRNA II except to the extent of their pecuniary interest therein, if any.

     (b) Number of shares as to which each person named in paragraph (a) above has:

---------------                                               -------------
CUSIP 829669100                Schedule 13D                   Page 12 of 20
---------------                                               -------------


            (i)   sole power to vote or to direct the vote:

                  0 shares for each of the Reporting Persons.

            (ii)  shared power to vote or to direct the vote:

                  7,215,682 shares for each Reporting Person.

            (iii) sole power to dispose or to direct the disposition of:

                  0 shares for each of the Reporting Persons.

            (iv)  shared power to dispose or to direct the disposition of:

                  7,215,682 shares for each Reporting Person.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of shares beneficially owned by any of the Reporting Persons.

      (e)   Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     Each of the Funds entered into a Voting Agreement with Merck & Co., Inc., a New Jersey corporation ("Merck"), dated October 30, 2006 (each a "Voting Agreement, and together the "Voting Agreements"), pursuant to which each of the Funds has agreed, solely in its capacity as a stockholder, to vote all of its issued and outstanding shares of the Issuer's Common Stock in favor of the proposal to merge Spinnaker Acquisition Corp., a wholly-owned subsidiary of Merck (the "Merger Sub") with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Merck (the "Merger"). The Voting Agreements provide that each of the Funds will vote all shares of capital stock of the Issuer such Fund beneficially owns in favor of the approval of the Merger and the approval and adoption of that certain Agreement and Plan of Merger (the "Merger Agreement") and against any alternative proposal, and that each such Fund will not transfer any shares owned or grant any proxies or powers of attorney with respect to any shares in contravention of the obligations under such Voting Agreement, or subject any shares owned to any pledges, liens or other encumbrances or arrangements. In addition, the Voting Agreements provide that each Fund will pay to Merck 50% of such Fund's profit above $13.00 generally in the event of (i) the termination of the Merger Agreement in circumstances under which the Issuer is or may become obligated to pay Merck a termination fee and (ii) the consummation of an alternative transaction (or a Merger with Merck at a price greater than $13.00) within one year of such termination of the Merger. Except with respect to the obligation to pay a percentage of the profits to Merck, the Voting Agreements terminate on the earlier of the effective date of the Merger and the date that the Merger Agreement has been terminated (the "Expiration Date"). In support of the Voting Agreements, the Funds executed and delivered an irrevocable proxy in favor of Richard Kender and John Mustillo of Merck to vote their shares, until the Expiration Date, at any meeting of the Issuer's stockholders held for the foregoing purposes.

     The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, the form of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on November 1, 2006 with the Securities & Exchange Commission, and which is included as Exhibit A to this Schedule 13D and is

---------------                                               -------------
CUSIP 829669100                Schedule 13D                   Page 13 of 20
---------------                                               -------------

incorporated in its entirety in this Item 6.

     To the best of the knowledge of the Funds, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

        A. Form of Voting Agreement, dated as of October 30, 2006, by and between Merck & Co., Inc. and certain stockholders of the Company, filed as
Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on November 1, 2006 with the Securities & Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

        B.  Agreement regarding filing of joint Schedule 13D.

        C.  Power of Attorney dated as of April 8, 2004.

---------------                                               -------------
CUSIP 829669100                Schedule 13D                   Page 14 of 20
---------------                                               -------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2006




                                 OXFORD BIOSCIENCE PARTNERS IV L.P.
                                 by its General Parnter, OBP MANAGEMENT IV L.P.


                                 By:  *
                                    --------------------------------
                                    Name:   Jonathan J. Fleming
                                    Title:  General Partner


                                 MRNA FUND II L.P.
                                 by its General Parnter, OBP MANAGEMENT IV L.P.


                                 By:  *
                                    --------------------------------
                                    Name:   Jonathan J. Fleming
                                    Title:  General Partner



                                 OBP MANAGEMENT IV L.P.


                                 By:   *
                                    --------------------------------
                                    Name:   Jonathan J. Fleming
                                    Title:  General Partner


                                       *
                                 -----------------------------------
                                 Jeffrey T. Barnes


                                       *
                                 -----------------------------------
                                 Mark P. Carthy


                                       *
                                 -----------------------------------
                                 Jonathan J. Fleming

-------------------                                         --------------------
CUSIP NO. 829669100              SCHEDULE 13D               Page 15 of  20 Pages
-------------------                                         --------------------



                                     *
                                 ----------------------------------
                                 Michael E. Lytton



                                     *
                                 ----------------------------------
                                 Alan G. Walton




*By:  /s/ Raymond Charest
      -----------------------------------
      Raymond Charest as Attorney-in-Fact


     This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit C.

-------------------                                         --------------------
CUSIP NO. 829669100              SCHEDULE 13D               Page 16 of  20 Pages
-------------------                                         --------------------

                                EXHIBIT INDEX



         A. Form of Voting Agreement, dated as of October 30, 2006, by and between Merck & Co., Inc. and certain stockholders of the Company, filed as
Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on November 1, 2006 with the Securities & Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

         B. Agreement regarding filing of joint Schedule 13D.

         C. Power of Attorney dated as of April 8, 2004.

-------------------                                         --------------------
CUSIP NO. 829669100              SCHEDULE 13D               Page 17 of  20 Pages
-------------------                                         --------------------


                                  Exhibit B
                                  ---------

                            JOINT FILING UNDERTAKING

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Sirna Therapeutics, Inc. is being filed on behalf of each of the undersigned.

Dated:  November 7, 2006


                             OXFORD BIOSCIENCE PARTNERS IV L.P.
                             by its General Partner, OBP MANAGEMENT IV L.P.

                             By:    *
                                 -------------------------------
                                 Name: Jonathan J. Fleming
                                 Title: General Partner



                              MRNA FUND II L.P.
                              By its General Partner, OBP MANAGEMENT IV L.P.

                              By:    *
                                  ------------------------------
                                  Name: Jonathan J. Fleming
                                  Title:  General Partner



                              OBP MANAGEMENT IV L.P.

                              By:    *
                                  ------------------------------
                                  Name: Jonathan J. Fleming
                                  Title:  General Partner


                                     *
                              ----------------------
                              Jeffrey T. Barnes


                                     *
                              ----------------------
                              Mark P. Carthy


                                     *
                              ----------------------
                              Jonathan J. Fleming

-------------------                                         --------------------
CUSIP NO. 829669100              SCHEDULE 13D               Page 18 of  20 Pages
-------------------                                         --------------------


                                  *
                              ----------------------
                              Michael E. Lytton


                                  *
                              ----------------------
                              Alan G. Walton



*By:     /s/ Raymond Charest
         ------------------------------------
         Raymond Charest as Attorney-in-Fact

         This Agreement relating to Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit C.

-------------------                                         --------------------
CUSIP NO. 829669100                 SCHEDULE 13D            Page 19 of  20 Pages
-------------------                                         --------------------


                                    Exhibit C
                                    ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.


                          OXFORD BIOSCIENCE PARTNERS IV L.P.
                          by its General Partner, OBP MANAGEMENT IV L.P.


                          By: /s/ Jonathan Fleming
                              ----------------------------------------
                              Name:  Jonathan J. Fleming
                              Title:  General Partner


                          MRNA FUND II L.P.
                          By its General Partner, OBP MANAGEMENT IV L.P.


                          By: /s/ Jonathan Fleming
                              ----------------------------------------
                              Name:  Jonathan J. Fleming
                              Title:  General Partner


                          OBP MANAGEMENT IV L.P.


                          By: /s/ Jonathan Fleming
                              ----------------------------------------
                              Name:  Jonathan J. Fleming
                              Title:  General Partner

-------------------                                         --------------------
CUSIP NO. 829669100              SCHEDULE 13D               Page 20 of  20 Pages
-------------------                                         --------------------



                           /s/ Jeffrey T. Barnes
                           --------------------------------------------
                           Jeffrey T. Barnes



                           /s/ Mark P. Carthy
                           --------------------------------------------
                           Mark P. Carthy



                           /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming



                           /s/ Michael E. Lytton
                           --------------------------------------------
                           Michael E. Lytton



                           /s/ Alan G. Walton
                           --------------------------------------------
                           Alan G. Walton